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                             May 2, 2023

       Darin Myman
       Chief Executive Officer
       DatChat, Inc.
       204 Nielson Street
       New Brunswick, NJ 08901

                                                        Re: DatChat, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-40729

       Dear Darin Myman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Item 9A. Controls and Procedures
       Evaluation of Disclosure Controls , page 35

   1. We note that you have concluded as of December 31, 2022, that your disclosure controls and procedures were
effective. However, we note that in each of your three 10-Q's filed in
                                                        2022, you concluded
that your disclosure controls and procedures were not effective because of a material
weakness in your internal controls over financial reporting. Further, we note your disclosure
under Management's Report on Internal Control Over Financial
                                                        Reporting, "that as of
December 31, 2022, [y]our disclosure controls and procedures were not effective because
of a material weakness in [y]our internal controls over financial reporting". Please
advise or revise accordingly. Refer to Item 307 of Regulation S-K.
       Management's Report on Internal Control Over Financial Reporting, page
36

   2. Revise your report to comply with the requirements of Item 308 of Regulation S-K. For
 Darin Myman
DatChat, Inc.
May 2, 2023
Page 2
      example, provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Also provide a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting. We further note your report on
      Internal Control Over Financial Reporting references disclosure controls and procedures in multiple instances rather than internal control over financial reporting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 with any questions.



                                                           Sincerely,
FirstName LastNameDarin Myman
                                                           Division of
Corporation Finance
Comapany NameDatChat, Inc.
                                                           Office of Technology
May 2, 2023 Page 2
cc:       Richard Friedman
FirstName LastName